UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

As at January 23, 2012

Commission File Number: 000-30588

ROCKWELL DIAMONDS INC.
(Translation of registrant's name into English)

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	Unaudited Condensed Interim Consolidated Financial Statements for the 9 months ended 30 November 2011

99.2	Management Discussion and Analysis

99.3	Certification of interim filings - full certificate - CEO

99.4	Certification of interim filings - full certificate - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rockwell Diamonds Inc.
(Registrant)

Date: January 23, 2012	By:	/s/ Gerhard Jacobs

Gerhard Jacobs
	Title:	Chief Financial Officer